NEWS RELEASE	RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR03-37 DECEMBER 11, 2003

PLACER - RUBICON DRILLING EXTENDS THE JACLYN VEIN ZONE IN NEWFOUNDLAND
- continuity indicated and new veins zones discovered surface prospecting -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to provide an interim update on exploration results from work carried out at the 450 square kilometre Golden Promise project, located near Badger in north central Newfoundland and currently under option to Placer Dome (CLA) Canada Ltd ("Placer"). A 2350-metre drill program is underway to extend the current dimensions of the Jaclyn Vein Zone below 50 metres and laterally beyond its tested 225 metre extent. To date, 7 of a planned 12 holes have been completed, and assays have been received for 4 of these holes. Significant results are summarized below:

  All seven drill holes in this program have intersected the Jaclyn Vein Zone. This brings the total number of successfully completed holes on the project since its discovery in 2002 to 24 of which 100% have intersected the vein zone.

  The Jaclyn Vein Zone has been intersected in two holes 100 metres apart at vertical depths of 180 to 190 metres below surface - almost four times its previous depth. The strike extent of the vein zone has been extended by an additional 150 metres, to 375 metres. In the drilling completed to date, the vein zone ranges from 0.1 metres to 8.2 metres thick (core length) and remains open in all directions. A long section of diamond drilling is posted on the Company's website at www.rubiconminerals.com.

  Five of the holes in this phase of drilling contain visible gold, bringing the total number of visible gold-bearing intercepts to 20 out of 24, or 83% of successfully completed holes. Significant gold grades in this current phase of drilling include 11.16g/t gold over 1.6 metres (GP03-24), within a broader quartz vein zone grading 4.18g/t over 5.2 m, 18.18 g/t gold over 0.6 metres (GP03-25) and 11.36 g/t gold over 0.45 metres (GP03-22). Gold grades, along with a summary of previous significant intercepts, are reported in Table 1, below. A significant portion of holes completed to date contain economically significant grades and thicknesses. More drilling will be required at depth and along strike to better define gold grade and distribution.

  Surface prospecting, 7.3 kilometres to the southwest, has documented in-situ gold-bearing veins containing up to 30 g/t gold. In addition, several boulder occurrences elsewhere on the property suggest the presence of, as yet, unsourced veins.

  Recently completed airborne geophysical surveys (+7700 kilometres of magnetics and EM) have delineated a number of structural zones cross cutting tightly folded sediments. The results of this survey will be used to identify and target additional potential vein structures on the property.

  Pending a review of the complete program results, Placer has informed Rubicon that it plans to conduct Phase II drilling at the Jaclyn zone early in 2004 in conjunction with ongoing programs elsewhere on the property.

  Five holes remain to be completed in this phase of drilling. Two of these holes are testing for the presence of additional veins both north and south of the Jaclyn Vein Zone while the remaining three will attempt to further lengthen the known extent of the Jaclyn Vein Zone.

David Adamson stated: "We are pleased to see the Jaclyn Vein Zone demonstrating considerable depth and strike extent. The apparent continuity of the vein and percentage of economically significant grades to date are very encouraging. In addition, the discovery of new veins in bedrock elsewhere on the property by prospecting suggests excellent potential for new discoveries. We are looking forward to continuing exploration of this zone and other new discoveries on the property in 2004."

Placer Dome has an option to earn 55% interest in the Golden Promise project by spending $5MM over five years, including a total of $1.5 MM before then end of 2004 and can earn a 70% interest by delivering a bankable feasibility study on a gold deposit of at least 500,000 ounces by the end of 2009.

Rubicon Minerals Corporation	.	Page 1 of 2

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR03-37 DECEMBER 11, 2003

Table 1. Jaclyn Zone Gold Assays
							Estimated
	Hole					Core Length	true thickness	Au
Hole No.	Length (m)	Dip	Az	From	To	(m)	(m)	(oz/ton)	Au (g/t)
GP02-01	35.7	-45	160	26.75	29.30	2.55	1.64	0.48	16.57
GP02-05	38.7	-45	340	29.15	31.35	2.20	1.80	0.33	11.41
GP02-06	56.4	-70	340	45.00	45.55	0.55	0.32	0.46	15.68
GP02-08	32.0	-45	340	24.45	24.85	0.40	0.31	0.50	17.13
GP02-09	60.1	-70	340	45.40	50.30	4.90	2.22	0.20	7.05
GP02-10	46.0	-45	340	32.75	37.85	5.10	4.02	0.05	1.70
GP02-11	69.2	-68	340	47.30	52.70	5.40	2.70	0.04	1.40
GP02-12	32.0	-45	340	19.25	20.10	0.85	0.63	0.53	18.00
GP02-13	49.4	-70	340	39.55	41.85	2.30	0.94	0.52	17.68
GP02-14	37.8	-45	340	27.55	28.45	0.90	0.67	0.67	23.14
GP02-15	59.8	-65	340	47.20	48.30	1.10	0.52	0.33	11.25
GP02-16	65.6	-45	340	31.45	31.95	0.50	0.34	0.92	31.61
GP02-17	68.6	-65	340	55.50	59.15	3.65	1.48	0.09	3.02
GP02-18	42.7	-45	340	32.80	33.85	1.05	0.70	0.29	9.90
GP02-19	93.6	-68	340	90.35	91.80	1.45	0.45	0.01	0.49
GP02-20	41.2	-45	340	30.15	30.75	0.60	0.46	0.04	1.34
GP02-21	84.4	-65	340	33.45	33.85	0.40	0.21	2.01	68.95
GP03-22	282.8	-60	340	132.2	133.15	0.95	0.73	0.17	5.72
including				132.2	132.65	0.45	0.34	0.33	11.36
and				135.3	136.35	1.05	0.8	0.1	3.48
GP03-23	205.4	-60	340	141.55	141.85	0.3	0.23	0.04	1.43
GP03-24	197.0	-60	340	126.6	131.8	5.2	3.98	0.12	4.18
including				126.6	128.2	1.6	1.22	0.33	11.16
GP03-25	331.0	-50	340	247.32	247.92	0.6	0.52	0.53	18.18
including				247.62	247.92	0.3	0.26	1.05	36.10

Notes: (1) Holes GP02-01 to GP02-21 see News Release dated Thursday, September 19, 2002 for more detailed information. (2) Holes 01-05, 22-25 HQ core size, all other holes NQ core. (3) Assays by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Labs. Check assays up to the end of hole GP03-24 on the -150 mesh fraction were conducted by ALS Chemex and are within acceptable limits. All data are uncut.

The Golden Promise Project work is being carried out and supervised by QP David Copeland, M.Sc., P.Geol.

Rubicon controls a significant land position in the Red Lake, Ontario gold camp including land optioned to Goldcorp Inc. and Wolfden Resources Inc with combined 2004 exploration commitments of $1.25 million. In addition, upon closing its recently announced private placement with Goldcorp, the Company will have more than $11 million in its treasury which allows it to explore its 100% controlled properties. As well as Golden Promise, Rubicon also controls other major land holdings in Newfoundland and has a majority interest in a private Nevada exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 2 of 2

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.